Exhibit 99(g)

                                DAVID B. STOCKER
                            4745 North Seventh Street
                                    Suite 234
                             Phoenix, Arizona 85014


                               September 26, 2002


Board of Directors
PRACTICAL PLASTICS, INC.
1650 West Whitton Avenue
Phoenix, Arizona 85015

     Re: First Amended Lock-Up Agreement

Gentlemen:

     In consideration of Jonathan A. Firestein's execution of a $9,500 promissory note payable to Practical Plastics, Inc., formerly known as Magic Stories, Inc. (the "Company"), the cancellation of my promissory note payable to the company, and Mr. Firestein's assumption of the duties as officer and director of the Company, the undersigned holder warrants, covenants and agrees for the benefit of the Company not to sell, offer to sell, solicit an offer to buy, contract to sell, make any short sale, pledge, grant, grant any option to purchase, or otherwise transfer or dispose of, any shares of Common stock, or any securities convertible into or exercisable or exchangeable for Common Stock, owned directly or beneficially by the undersigned or with respect to which the undersigned has the power of disposition, for a period of two years from May 1, 2002.

An attempt to sell, transfer or any type of disposition of the shares shall be a violation of this letter agreement and shall be ineffective and null and void.

In furtherance of the foregoing, the holder agrees to; (1) delivery his shares to the Company for safe keeping; (2) allow the Company to advise its Transfer Agent not to transfer said securities and (3) authorize the company to deliver a copy of this Agreement to the transfer agent with instructions to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding upon the holder, its agents, heirs, successors, assignees and beneficiaries.

A waiver or amendment of the terms and conditions of this agreement must be in writing and executed by the proper officer of the Company and the holder.

If there is a breach or threatened breach of this Agreement, the holder agrees that there is no adequate remedy at law and said breach will cause irreparable damage. Accordingly, the holder agrees that the Company is entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. This remedy is not exclusive and the holder agrees that the Company and third party beneficiaries shall be entitled to seek other remedies including a claim for other remedies, including money damages.
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This agreement supersedes my previous agreement dated May 1, 2002.

THE HOLDER

/s/ David B. Stocker
-----------------------                              Constituting 100,000 shares
David B. Stocker                                     Certificate #3001